SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE 23 August 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Holding(s) in Company
Released	12:30 20 Aug 2002
Number	1804A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Royal & Sun Alliance Insurance Group plc

2) Name of shareholder having a major interest

Barclays plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above, through the legal entities listed below:

Legal Entity	Holding	Percentage Held
Barclays Private Bank Ltd	354,092	0.0246
Barclays Global Investors Japan Trus	2,032,835	0.1412
Barclays Private Bank and Trust Ltd	35,000	0.0024
Barclays Global Fund Advisors	372,967	0.0259
Barclays Nikko Global Investors Ltd	512,803	0.0356
Barclays Global Investors Japan Inv	159,930	0.0111
Barclays Life Assurance Co Ltd	3,458,181	0.2402
Barclays Capital Securities Ltd	92,622	0.0064
Barclays Global Investors Ltd	26,895,659	1.8678
Barclays Bank Trust Company Ltd	128,670	0.0089
Barclays Global Investors, N.A.	14,611,077	1.0147
Barclays Private Bank and Trust Ltd	5,700	0.0004
Woolwich Life Ltd	504,321	0.0350
Group Holding	**49,163,857**	**3.4142**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account	Holding Designation
<null>	581610	159,590
<null>	583996	141,557
<null>	586072	204,834
<null>	586528	20,556
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	747,746
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	10,083,062
Bank of Ireland	BNX009IE	389,721
BARCLAYS CAPITAL NOMINEES LIMI	Not disclosed	92,622
Barclays Trust Co DMC69	Not disclosed	10,199
Barclays Trust Co R69	Not disclosed	105,099
BBTCL AS EXECUTOR OF	Not disclosed	484
BBTCL AS EXECUTORS/ADMINISTOR	Not disclosed	4,170
BBTCL T/CO & TUSTAIN JP	Not disclosed	8,718
BLEEQTTTL-17011-CHASE MANHATTA	BLEEQTTT	22,834
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	209,901
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	429,130
BLEQFDUKQ-16331-CHASE MANHATTA	BLEQFDUK	487,519
BLEQPTUEA-16341-CHASE MANHATTA	BLEQPTUE	823,723
BLEQPTUKQ-16341 CHASE MANHATTA	BLEQPTUK	1,258,091
BLINTNUKQ-Z1AJ-dummy	BLINTNUK	79,021
BLINTPUKQ-16342-CHASE MANHATTA	BLINTPUK	147,962
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	15,697,621
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	367,230
Chuo Mitsui TB	BNN019IE	3,146
Chuo Mitsui TB	BNX012IE	32,136
Chuo Mitsui TB	BNX019IE	159,930
Clydesdale Nominees HGB0125	00694478	35,000
JPMorgan Chase Bank	BTCO34IE	19,049
JPMorgan Chase Bank	BTCO45IE	118,578
JPMorgan Chase Bank	BTGF01IE	485,685

JPMorgan Chase Bank	BTGF04IE	149,433
JPMorgan Chase Bank	BTGF05IE	499,341
JPMorgan Chase Bank	BTGF06IE	55,751
JPMorgan Chase Bank	BTGF07IE	28,591
JPMorgan Chase Bank	BTK001IE	158,009
JPMorgan Chase Bank	BTS004IE	159,121
JPMorgan Chase Bank	BTS022IE	4,517
JPMorgan Chase Bank	BTS024IE	8,967
JPMorgan Chase Bank	BTS028IE	345,793
Mitsubishi TB	BNN014IE	31,827
Mitsubishi TB	BNN018IE	7,449
Mitsubishi TB	BNN033IE	48,524
Nutraco Nominees Limited	Not disclosed	504,321
SFB01	428169	93,012
SFB01	500227	5,213,018
SFB01	502872	2,359,767
SFB01	508068	661,729
SFB01	527191	2,505,739
SFB01	536747	318,724
SFB01	540186	95,012
SFB01	552942	425,764
SFB01	555465	208,724
SFB01	555879	22,266
SFB01	569565	21,063
SFB01	573039	217,467
SFB01	713101	1,465,452
SFB01	911140	40,222
SFB03	583293	676,262
SFB03	584069	109,729
SFB03	585405	3,067
SFB03	585439	16,610
SFB04	585918	3,880
Swan Nominees Limited	Not disclosed	5,700
ZEBAN NOMINEES LIMITED	Not disclosed	354,092

	Total	**49,163,857**

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

Not disclosed

9) Class of security

Ordinary shares of 27.5p each

10) Date of transaction

15 August 2002

11) Date company informed

20 August 2002, on receipt of a letter dated 16 August 2002

12) Total holding following this notification

49,163,857 ordinary shares of 27.5p each

13) Total percentage holding of issued class following this notification

3.41%

14) Any additional information

15) Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

16) Name and signature of authorised company official responsible for making this notification

Jackie Fox

Deputy Group Company Secretary

Date of notification 20 August 2002

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Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	S&P rating
Released	16:43 20 Aug 2002
Number	2062A

IMMEDIATE **20 August 2002**

Standard & Poor's re-rating of Royal & SunAlliance

Royal & Sun Alliance Insurance Group plc notes the revision of its credit rating by Standard & Poor's from A+ to A, both of which designate that the Group's financial status is strong.

As we detailed in our Interim Results announced on 8 August, we are actively pursuing a number of actions to improve our capital position and it is our intention that these should put us in position to regain our A+ credit rating.

--ENDS--

...more

For further information:

Malcolm Gilbert
Tel: +44 (0)20 7569 6138

Angus Jordan
Tel: +44 (0)20 7569 6212

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Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Holding(s) in Company
Released	12:00 21 Aug 2002
Number	2327A

21 August 2002

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC: HOLDING IN COMPANY

A fax from Fidelity Investments dated 16 August 2002 to Royal & Sun Alliance Insurance Group plc was received by Royal & Sun Alliance Insurance Group plc on 20 August 2002. An extract follows:

Dear Sirs:

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interests of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,

Eleanor Chemlen

Sr. Compliance Specialist

NOTIFICATIONS UNDER SECTIONS 198 TO 202 – U.K. COMPANIES ACT

1. Company in which shares are held : Royal & Sun Alliance Ins Group

2. Notifiable Interest: Ordinary Shares

A. FMR Corp.

82 Devonshire Street

Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

B. Fidelity International Limited (FIL)

P.O. Box HM 670

Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d

82 Devonshire Street

Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under Section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By ______________________________

Eric D. Roiter

Senior V.P. & General Counsel - FMR Co.

Duly authorized under Powers of Attorney

dated December 30, 1997, by and on

behalf of FMR Corp. and its direct and

indirect subsidiaries, and Fidelity

International Limited and its direct and

indirect subsidiaries.

Schedule A

Security: Royal & Sun Alliance Ins Group

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)	1,199,100	FMRCO	Chase Nominees Limited
	319,800	FMRCO	State Street Nominees Limited
	76,000	FMRCO	HSBC
	384,400	FMTC	HSBC
	81,300	FMTC	Bank of New York - Europe
	98,200	FMTC	National Cities
	66,200	FMTC	Nortrust Nominees
	60,900	FMTC	State Street Bank & Trust
	37,200	FMTC	State Street Nominees Ltd

	95,800	FMTC	Northern Trust
	4,900	FMTC	Brown Brothers Harriman
	1,900	FMTC	State Street Bank & Trust
	19,531,511	FISL	Chase Nominees Ltd
	12,200	FPM	Credit Suisse FST BOS Zurich
	795,736	FPM	RBS Trust Bank
	271,746	FPM	Nortrust Nominees Ltd
	627,200	FPM	Bank of New York Europe
	179,400	FPM	Citibank
	2,050,200	FPM	Chase Nominees Ltd
	648,800	FPM	Northern Trust
	198,500	FPM	HSBC
	86,300	FPM	Deutsche Bank
	30,401,273	FIL	HSBC Client Holdings Nominee (UK) Limited
	516,100	FIL	MSS Nominees Ltd
	1,114,500	FIL	RBS Trust Bank
	1,203,000	FIL	Nortrust Nominees Ltd
	166,300	FIL	Bankers Trust
	144,930	FIL	Citibank
	1,715,400	FIL	Bank of New York London
	2,393,870	FIL	Northern Trust
	3,781,824	FIL	Chase Nominees Ltd
	35,000	FIL	State Street Bank & Trust
	314,295	FIL	NAB-Australia
	71,300	FIL	Deutsche Bank AG, London
	56,136	FIL	Chase Manhattan Bank London
	10,700	FIL	State Street Nominees Ltd
	100,000	FIL	Mellon Nominees Ltd
	183,722	FIL	Bank of New York, Brussels
	4,085,100	FIL	Bank of New York London
Total Ordinary Shares	73,120,743		

Current ownership percentage:	5.08%		

Change in holdings since last filing: + 15,428,239 ordinary shares

---

Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

Name and signature of authorised company official responsible for making this notification

Jackie Fox, Deputy Group Company Secretary

Date of notification 21 August 2002

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 23 August 2002

By: ______________________
(Signature)*
Name: J C Hance
Title: Group Finance Director

* Print the name and title of the signing officer under his signature.